1

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Consumer and Commercial Relations

Ministère de la Consommation et du Commerce

Ontario Corporation Number
Numéro de la compagnie en Ontario

652355

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

OCTOBER 8 OCTOBRE, 1987

Director
Companies Branch

Le Directeur
Direction des Compagnies

TRANS CODE
C

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act, 1982

Formule numéro 3
Loi de 1982 sur les compagnies

1. The present name of the corporation is: / *Dénomination sociale actuelle de la compagnie:*

XERART CORPORATION

2. The name of the corporation is changed to (if applicable): / *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

ARTAGRAPH REPRODUCTION TECHNOLOGY INCORPORATED

3. Date of incorporation/amalgamation: / *Date de la constitution ou de la fusion:*

24 January 1986
(Day, Month, Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: / *Les statuts de la compagnie sont modifiés de la façon suivante:*

RESOLVED, as a special resolution that the Articles of the Corporation are hereby amended to change the name of the Corporation to ARTAGRAPH REPRODUCTION TECHNOLOGY INCORPORATED.

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

7 October 1987

(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

XERART CORPORATION

(Name of Corporation)
(Dénomination sociale de la compagnie)